

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10031357

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 2010
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

GĔNEOS WEALTH MANAGEMENT, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Geneos Wealth Management, Inc.

We have audited the accompanying statement of financial condition of Gĕneos Wealth Management, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gĕneos Wealth Management, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2010


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

GENEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	3,754,471
Cash surrender value of life insurance (Note 5)		4,312,778
Deferred tax asset (Note 4)		1,946,173
Deposits with clearing brokers		219,332
Receivables:		
Commissions		2,077,980
Related party (Note 3)		349,539
Officer		112,071
Clearing brokers		61,549
Loans receivable - employees (Note 3)		63,247
Trade receivables		72,185
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $168,541		43,299
Prepaid expenses		327,171
	$	13,339,795

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Deferred compensation liability (Note 5)	$	4,516,534
Commissions payable		2,067,585
Unearned revenue		286,440
Accounts payable		226,799
Income taxes payable (Note 4)		85,981
Accrued salaries and benefits		84,282
Due to affiliated company (Note 3)		56,708
Other accrued liabilities		59,801
Total liabilities		7,384,130
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)		
SHAREHOLDER'S EQUITY (Notes 1, 2 and 6):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		4,991,721
Retained earnings		963,943
Total shareholder's equity		5,955,665
Total liabilities and shareholder's equity	$	13,339,795

GĕNEOS WEALTH MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to the GWM Holdings, Inc. (the "Parent"). In return the parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in Geneos Holdings, Inc. owning 100% of the outstanding shares of Geneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized in the period earned.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification - 740 *Accounting for Income Taxes,* ("ASC 740"), and related Interpretations. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. This standard also requires entities to disclose any uncertain tax positions carried on its books for which it may not be sustained upon examination by taxing authorities. In accordance with the guidance listed above, the Company's adoption did not have a significant impact on the Company of its financial statements.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of Accounting Standards Codification - 718, *Accounting for Stock-Based Compensation,* ("ASC 718") and related Interpretations. During the year ended December 31, 2009, stock-based compensation cost of $214,110 is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 1.93% and 3.33%; no dividend yield; volatility range between 3.18% and 8.39%; weighted-average fair value of the underlying stock of ranging between $.65 and $2.00, and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2009, the Company had net capital and net capital requirements of $3,176,036 and $189,781, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.90 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Leases and Related Party Transactions

The Company has entered into long-term a non-cancelable operating lease with an affiliated entity for office space beginning June 22, 2007, and ending June 30, 2017 and a non-cancelable operating lease with an unaffiliated entity for equipment beginning February 20, 2009 and ending January 31, 2013. Future minimum lease payments at December 31, 2009, are as follows:

Year	Amount
2010	$ 436,028
2011	451,658
2012	468,069
2013	372,158
2014	379,966
Thereafter	817,877
	$ 2,925,756

Rent expense for the year ended December 31, 2009 was approximately $286,000.

The Company has a payable to an affiliated entity in the amount of $56,708 and a receivable from other affiliated entities in the amount of $349,539. The Company's lease expiring on June 30, 2017 is leased from another affiliated entity. For the year ended December 31, 2009, the Company paid $258,952 in base rent to this affiliated entity in lease payments.

During the year ended December 31, 2007, the Company loaned two employees Company $180,000 and $100,000. These loans bear interest at 6% and are due on May 10, 2010 and April 15, 2010. As of December 31, 2009, the loan balances are $44,252 and $18,995. There is currently no interest receivable.

NOTE 4 - INCOME TAXES

As of December 31, 2009, the Company has approximately $1,050,000 in taxable income and approximately $471,000 in losses for financial reporting purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of the difference relates to the treatment of the deferred compensation liability as mentioned in Note 5.

NOTE 4 - INCOME TAXES (continued)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2009, are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Deferred compensation plan	$ 1,684,666
Other temporary differences in assets and liabilities	261,507
	$ 1,946,173

NOTE 5 - DEFERRED COMPENSATION PLAN AND PROFIT-SHARING PLAN

On July 1, 2005, the Company established a non-qualified deferred compensation plan for certain registered representatives, directors, and employees. Participants were allowed to defer 1% - 100% of their annual compensation into the plan. Participants could have selected various investment options for their accounts; where their contributions were indexed to the investment options. The plan was terminated as of December 31, 2009.

The deferred compensation liability for the participants' deferred compensation plus any investment income or losses on their accounts were recorded on the books of the Company. As of December 31, 2009, the Company has recorded a liability of $4,516,532 pursuant to the plan. Approximately 60% of the participant's deferrals were funded into a revocable trust to pay future obligations of the deferred compensation plan. In the trust, the Company had purchased life insurance policies on the lives of the participants in order to fund the plan obligations upon death of a participant. As of December 31, 2009, the Company had a cash surrender value on these life insurance policies of $4,312,778.

The Company adopted a profit-sharing plan covering substantially all employees. The Company's contributions to the plan are determined annually by the Board of Directors. For the year ended December 31, 2009, the Company did not contribute to the plan.

NOTE 6 - STOCK OPTION PLAN

The Company has elected to follow ASC 718, and related interpretations in accounting for its employee stock options. Under ASC 718, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 1.93% and 3.33%; no dividend yield; volatility range between 3.18% and 8.39%; weighted average fair value of options ranging from $0.18 to $0.28; and a expected life of the option of five years with an actual life of ten years. The Company recorded stock option compensation for the vested options of $214,110 for the year ended December 31, 2009.

NOTE 6 - STOCK OPTION PLAN (continued)

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2009:

		Price per share	
	Options	Exercise Range	Weighted-average
Outstanding, December 31, 2008	5,951,137	$0.10 - $1.25	$ 0.28
Granted	23,240	2.00	0.21
Exercised	(8,952)	.65 - 1.25	0.19
Forfeited	(132,606)	.65 - 1.25	0.19
Outstanding, December 31, 2009	5,832,819	$0.10 - $2.00	$ 0.18

The following table represents summarized information about options outstanding at December 31, 2009.

		Outstanding Options		Exercisable options	
Range of Exercise Price	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Price
$0.10 - 2.00	5,832,819	7.55	$ 1.02	2,798,497	$ 0.19

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2009, the Company held cash of $2,461,828 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 20, 2010, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.